EXHIBIT 99.1

SKF Half-year report 2004

SKF reports for the second quarter of 2004 a 10.7% increase in sales, measured in local currencies, compared to the same period in 2003. The operating margin for the quarter was 10.2%. The price/mix increased by 1.8%. Cash flow continued to be strong.

- The SKF Group reports a profit before taxes for the second quarter 2004 of MSEK 1 052 (815). The profit for the first half of 2004 was MSEK 1 871 (1 617).

- Net profit for the second quarter amounted to MSEK 738 (569). Net profit for the first half-year was MSEK 1 386 (1 131).

- Earnings per share for the second quarter were SEK 6.48 (4.99), and for the first half-year, SEK 12.17 (9.93).

- Net sales for the second quarter amounted to MSEK 11 417 (10 532), and for the first half-year to MSEK 22 106 (21 073).

The operating profit for the second quarter 2004 was MSEK 1 162 (945), which includes a net effect of approximately MSEK 15 for implementing the restructuring programme previously announced. The operating profit for the first half-year was MSEK 2 069 (1 889). The operating margin for the second quarter of 2004 amounted to 10.2% (9.0), and for the first half-year to 9.4% (9.0). Cash flow, after investments before financing, for the second quarter was MSEK 538 (510), and for the first half-year, MSEK 1 039 (557).

The increase of 8.4% in net sales for the second quarter, in SEK, was attributable to: volume 8.9%, structure 0.0%, price/mix 1.8% and currency effect -2.3%. For the first half-year, the increase of 4.9%, in SEK, was attributable to: volume 6.8%, structure 0.1%, price/mix 1.5% and currency effect -3.5%.

Sales development Net sales for the SKF Group in the second quarter, calculated in local currencies, were 10.7% above the sales for the second quarter last year. Sales in Europe and North America were higher, and in Asia and Latin America significantly higher.

The manufacturing level for the second quarter 2004 was unchanged compared to the previous quarter, and higher than for the corresponding quarter last year.

Outlook The market demand for SKF's products and services, seasonally lower in the third quarter compared to the second quarter, is expected to be higher in Europe and North America and significantly higher in Asia and Latin America.

The manufacturing level during the third quarter will be unchanged compared to the second quarter, while lower in absolute terms due to normal seasonality.

The full report is available for download at:
http://media.primezone.com/cache/943/file/1422.pdf

Contacts:

Aktiebolaget SKF, SE-415 50 Goteborg, tel: +46 31 337 1000, fax +46 31 337 2832, www.skf.com